Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated May 1, 2025, and each included in this Post-Effective Amendment No. 374 to the Registration Statement (Form N-1A, File No. 033-42484) of The Advisors’ Inner Circle Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated February 28, 2025, with respect to the financial statements and financial highlights of Hamlin High Dividend Equity Fund (one of the funds constituting The Advisors’ Inner Circle Fund) included in the Annual Report (Form N-CSR) for the year ended December 31, 2024, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

April 30, 2025